VIA FAX AND EDGAR
January 11, 2010
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: H. Christopher Owings

RE:	Letter regarding The Bon-Ton Stores, Inc.’s
Form 10-K for the Fiscal Year Ended January 31, 2009
Filed April 15, 2009
Definitive Proxy Statement on Schedule 14A
Filed May 4, 2009
Form 10-Q for the Quarter Ended August 1, 2009
Filed September 9, 2009
Form 8-K
Filed December 9, 2009
File No. 000-19517
Ladies and Gentlemen:
This letter is in response to the Securities and Exchange Commission’s (the “SEC”) letter dated December 24, 2009 to Mr. Keith Plowman, Chief Financial Officer of The Bon-Ton Stores, Inc. (the “Company”), containing comments with respect to the Company’s above referenced filings pursuant to the Securities Exchange Act of 1934. For convenience of matching our responses to your comments, the comments and responses set forth below are titled to correspond with your comments.
Form 10-K for the Fiscal Year Ended January 31, 2009
Note 1, Summary of Significant Accounting Policies, page F-7
Revenue Recognition — Loyalty Program, page F-10

December 24, 2009 — SEC Follow-up Comment:
1.	We note your response to prior comment one and your reliance by analogy to ASC 605-50-25-3. It is not clear how your sales incentives are exercisable as a result of a single exchange transaction as referenced in ASC 605-50-25-3. We note under your Loyalty Program customers accumulate points from multiple sales transactions and the incentive is offered after a certain level of points have been achieved allowing for an accrual of points earned based on the retail value of points estimated to be redeemed. We also note your representation that the loyalty program has been immaterial. Please confirm you will disclose your accounting policy for your loyalty program at such time it is determined to be significant as required by ASC 235-10-50.
Company Response: The Company will include the noted disclosures for its loyalty program at such time it is determined to be significant as required by ASC 235-10-50.
Current Report on Form 8-K filed December 9, 2009
December 24, 2009 — SEC Comment:
2.	Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that all of the exhibits and schedules were omitted from Exhibit 10.1 to this Current Report on Form 8-K. Please review your material agreements, and re-file complete agreements with your next current or periodic report.
Company Response: The Company will review its material agreements, including the document filed as an exhibit to the Current Report on Form 8-K filed December 9, 2009, and to the extent that the same are determined to continue to be required under Item 601(b)(10) of Regulation S-K, will refile such material agreements to include any schedules or exhibits thereto that have not been filed previously. To the extent that any such schedules or exhibits contain confidential information, the Company reserves the right to redact such confidential information therefrom and seek confidential treatment for such redacted material.
Please contact me at (717) 751-3107 should you have any questions.
Sincerely,
/s/ Keith E. Plowman
Keith E. Plowman
Executive Vice President
and Chief Financial Officer

cc:	Byron L. Bergren, President and Chief Executive Officer Phillip M. Browne, Chairman of the Audit Committee of the Board of Directors

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